July 3, 2024

Denis Phares
Chief Executive Officer
Dragonfly Energy Holdings Corp.
1190 Trademark Drive #108
Reno, Nevada 89521

       Re: Dragonfly Energy Holdings Corp.
           Post-Effective Amendment to Registration Statement on Form S-1 on Registration Statement on Form S-3
           Filed on June 21, 2024
           File No. 333-272401
Dear Denis Phares:

       We have reviewed your post-effective amendment and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment to Registration Statement on Form S-1 on Registration Statement on
Form S-3
General

1. Please provide us with your analysis as to how you satisfy the eligibility requirements of
       Form S-3, specifically Item I.A.3 to Form S-3. In this regard, we note that the Form 8-K filed on March 4, 2024 related to the January 2024 private placement of an unsecured convertible promissory note. It appears that Item 3.02 was omitted and this Form 8-K does not appear to have been timely filed, given that the relevant event date was January
       24, 2024. Conversely, the other Form 8-K you filed on March 4, 2024 did include Item
       3.02 and that Form 8-K appears to involve a substantially similar transaction as the
       January 2024 private placement. Please advise, or re-file your registration statement on the appropriate form.
 July 3, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Steven M. Skolnick